Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces Mr. LEE Che Chiu, Arthur’s

Resignation as the Chief Financial Officer

NEW YORK, (MARKETWIRE) – July 19, 2013 – China Metro-Rural Holdings Limited (the “Company”) announces that Mr. LEE Che Chiu, Arthur (“Mr. Lee”) has tendered his resignation to the Board of Directors (the “Board”) resigning from the position of Chief Financial Officer (“CFO”) of the Company. After careful consideration, the Board has decided to accept Mr. Lee’s resignation effective July 19, 2013.

Mr. Lee is resigning as CFO of the Company to pursue his professional development elsewhere. Mr. Lee has confirmed that he does not have any disagreement with the Board and there are no other matters related to his resignation that need to be brought to the attention of the shareholders of CNR or the United States Securities and Exchange Commission.

Mr. Lee had joined the Company as CFO since 2011. The Board would like to take this opportunity to express their deepest appreciation and gratitude to Mr. Lee for his contributions to the Company.

Mr. Sio Kam Seng (“Mr. Sio”), who is a Chairman of Board and the Chief Executive Officer (“CEO”) of the Company, has been appointed as the acting CFO of the Company effective July 19, 2013, following the nomination by the Nominating Committee and the approval of the Board of the Company. During his tenure as acting CFO, Mr. Sio will assume full duties of a CFO for the Company, for an initial period of six months from appointment and shall be reviewed by the Board upon expiry, or until such time that the Company has sought for a suitable candidate for this position. During Mr. Sio’s tenure as acting CFO, any matters that may result in conflict of interest between Mr. Sio’s position as CEO and acting CFO shall be tabled before the Board for which the Board would delegate the duties of CFO on that matter to Deputy CFO.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com